Exhibit 99.4

MATERIAL CHANGE REPORT
Form 51-102F3

Item 1 Name and Address of Company

Titan Medical Inc. (the “Company” or “Titan”)
155 University Avenue
Suite 750
Toronto, Ontario
M5H 3B7

Item 2 Date of Material Change

January 11, 2021.

Item 3 News Release

Attached as Schedule “A” hereto is a copy of a news release relating to the material change, which was disseminated on January 11, 2021 through Business Wire. The news release was subsequently filed on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

Item 4 Summary of Material Change

On January 11, 2021, the Company announced that it has filed a preliminary short form prospectus with applicable securities regulators in Ontario, British Columbia and Alberta in connection with its previously announced offering of 6,451,613 units of the Company (“Units”) on a “bought deal” basis, at a price of US$1.55 per Unit for aggregate gross proceeds of US$10,000,000 (the “Offering”). Bloom Burton Securities Inc. (the “Underwriter”) will act as underwriter for the Offering.

Each Unit will consist of one common share in the capital of the company (each a “Common Share”) and one half (1/2) of one Common Share purchase warrant (each whole warrant, a “Warrant”).  Each Warrant will be exercisable to acquire one Common Share for a period of 60 months following the closing of the Offering at an exercise price of US$2.00 per share.

The Units will be offered by way of a short form prospectus to be filed in each of the provinces of British Columbia, Alberta, and Ontario pursuant to National Instrument 44-101 – Short Form Prospectus Distributions, and by way of private placement in the United States and to, or for the account or benefit of “U.S. persons” (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “1933 Act”)) pursuant to exemptions from the registration requirements under the 1933 Act, and pursuant to the applicable securities laws of any state of the United States. The Units may also be sold in such other jurisdictions as the Company and the Underwriter may agree.

An aggregate of 39,500 Units will be purchased by directors, officers and employees of the Company and its subsidiary under the Offering for gross proceeds of $61,225. Each insider subscription constitutes a "related party transaction" pursuant to Multilateral Instrument 61-101 -- Protection of Minority Security Holders in Special Transactions ("MI 61 101"). In completing the purchases of Units by the Company’s personnel, the Company will rely on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 set forth in sections 5.5(a) and 5.7(1)(a) of MI 61 101, as the aggregate value of the purchases of Units does not exceed 25% of the market capitalization of the Company.

Item 5 Full Description of Material Change

Please see the press release attached as Schedule “A” hereto.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The following executive officer is knowledgeable about the material change and may be contacted about this report:

Monique L. Delorme
Chief Financial Officer
(416) 548-7522 (ext. 179)

Email:                    monique@titanmedicalinc.com
Website:              www.titanmedicalinc.com

Item 9 Date of Report

January 19, 2021

SCHEDULE “A”

See attached news release.